

August 11, 2009

Via U.S. Mail

Maurice Bidaux
President, Chief Executive Officer and Chief Financial Officer
Keyser Resources, Inc.
61 Sherwood Circle NW
Calgary Alberta
T3R 1R3

> **Re:** **Keyser Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2009**
> **File Number 333-159561**

Dear Mr. Bidaux:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Special Note Regarding Forward-Looking Statements, page 1

1.   We note your response to out prior comment 2 and we substantially reissue the comment. You are responsible for providing complete, accurate, and reliable

disclosure in the prospectus and in every document you file with the Commission. Revise to eliminate any text that would suggest otherwise, including the admonition that "You should not rely on these forward-looking statements…."

Development of the Business, page 14

2.   Inconsistent and incomplete disclosure remains throughout your document. We reissue prior comments 8, 9, and 10. Revise your prospectus to provide consistent, accurate, current, and comprehensive disclosure. The following items, while not a complete list, must be addressed with clarity:

- working capital as of the latest practicable date, and no earlier than June 30, 2009;
- contractual commitments and all other material payment obligations as of June 30, 2009, or a later date;
- updated estimated costs for Phase One;
- estimated legal costs as of June 30, 2009, or a later date;
- amount of legal fees paid as of June 30, 2009, or a later date; and
- estimated offering costs.

Among other items, we note the following:

- at page 16, you list estimated professional fees for the next 12 months, beginning January 2009, as $30,000;
- you indicate that that amount includes legal and auditing fees;
- you list total offering expenses of $8, which is $61,000 less than the amount that you provide at page II-1;
- the total at page 16 does not include offering expenses;
- it also does not appear to include the $12,500 cash payment to Bearclaw that is required by September 30, 2009;
- in "Liquidity and Capital Resources" at page 24, you state that your anticipated monthly expenses "after April 2009 … will increase to approximately $10,000";
- you refer to planned exploration expenditures "beginning June 2007"; and
- you include an incomplete sentence "Of the $150,000 we require."

3.   Revise to explain further why in the period from May 28 to July 24 you reduced by more than 50% your estimated costs for Phase One, as well as the impact on your overall business plan. Make clear whether the changes resulted from an updated geologist's report, a desire to cut costs without regard to the impact on

business plan viability, the "late start" to which you refer at page 15, or some other factors.

4.   Disclose in necessary detail the results of the letters of notice of work that were sent out the week of July 24, particularly now that the ten-day period has passed.

5.   Revise to clarify the statement at page 15 "as explained in later questions" and to explain on what basis the "higher priority areas" were selected.

Development of the Business, page 16

6.   We note your response to our prior comment 11. Expand your disclosure at both pages 15 and 16 to clarify that Mr. Bidaux is not obligated to provide any necessary funding for the listed programs personally, as you stated in your response. Also explain why you suggest at page 15 that he may arrange for this personally, but at page 16 you instead refer to a possible asset sale.

7.   Discuss in necessary detail what assets you would consider selling and how the disposition of those assets would be consistent with your stated business plan with regard to the Rey Lake Property.

Transactions with Related Persons, page 26

8.   We note the revisions you made in response to prior comment 13. Explain why you no longer refer to the three companies he purportedly spent 80% of his time running, and discuss in necessary detail any affiliation he has or has had at any time with those three entities. If he instead now spends all but 20% of his time working for Stirling Investor Relations, revise his biographical sketch to make this clear and to provide his title or office at SIR.

Signatures

9.   We reissue prior comment 16. Form S-1 requires that a majority of the board of directors must sign the registration statement.

Financial Statements

General

10. Please update the financial statements and all related disclosure in your registration statement to comply with Rule 8-08 of Regulation S-X.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Via Facsimile
Darrin Ocasio, Esq.
(212) 930-9725